AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 1995

                                                       REGISTRATION NO. 33-55081
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 PRE-EFFECTIVE
                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                      ALEXANDER & ALEXANDER SERVICES INC.
             (Exact name of registrant as specified in its charter)

                              -------------------


             MARYLAND                                    52-0969822
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


                          1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 840-8500

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         ALBERT A. SKWIERTZ, JR., ESQ.
                        VICE PRESIDENT & GENERAL COUNSEL
                      ALEXANDER & ALEXANDER SERVICES INC.
                          1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 444-4532


           (Name, address, including zip code, and telephone number, including area code, of agent for service)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                  (SUBJECT TO COMPLETION) ISSUED APRIL 5, 1995


PROSPECTUS

                      ALEXANDER & ALEXANDER SERVICES INC.
               1,136,900 SHARES OF COMMON STOCK, $1.00 PAR VALUE

    This Prospectus relates to the offering of up to an aggregate of 1,136,900 shares (the "Shares") of Common Stock, $1.00 par value per share (the "Common Stock"), of Alexander & Alexander Services Inc. (the "Company") by certain stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to indemnify the Selling Stockholders for certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in certain circumstances. See "Plan of Distribution." FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH THE PURCHASE OF THE SHARES, SEE "RISK FACTORS."

    The Selling Stockholders acquired the Shares from the Company in a transaction related to the Company's acquisition of all the interests in the assets and the business of Clay & Partners, a U.K. partnership. Except for the fees and disbursements of counsel and other advisors to the Selling Stockholders, any underwriters' fees and expenses and underwriting discounts and commissions and transfer taxes in respect of the Shares being sold, which will be borne by the Selling Stockholders, the Company has agreed to pay all other expenses related to this registration.

    The Selling Stockholders, directly or through agents or through broker-dealers or underwriters from time to time designated, may effect sales of Shares from time to time on the New York Stock Exchange or The International Stock Exchange of the United Kingdom and The Republic of Ireland, Ltd. (the "Exchanges") or otherwise pursuant to and in accordance with the applicable rules of the Exchanges, in block transactions, in negotiated transactions, in an underwritten public offering or in a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the number of Shares to be sold, purchase price, public offering price, the name of any such agent or broker-dealer and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."


    On April 4, 1995, the last reported sale price of the Company's Common Stock on the NYSE was $23.625.


    The Selling Stockholders and any broker-dealers, agents or underwriters that participate in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS APRIL   , 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

    No person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offer contained herein and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information about the Company since the date hereof, or that the information herein is correct as of any time subsequent to their respective dates. This Prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, any security other than the Shares, nor shall this Prospectus constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

                              -------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The Company has also filed with the Commission a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 1-8282) are hereby incorporated by reference in this Prospectus:


       (1) Annual Report on Form 10-K for the year ended December 31, 1994, except as to Items 3, 7 and 8;



       (2) Annual Report on Form 10-K/A, Amendment No. 1, for the year ended December 31, 1994 as to Items 3, 7 and 8 ("Form 10-K/A");



       (3) Current Report on Form 8-K, dated March 15, 1995;



       (4) Current Report on Form 8-K, dated March 28, 1995;



       (5) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, including any subsequent amendments or reports filed for the purpose of updating such description; and



       (6) The description of the Company's preferred share purchase rights contained in the Company's Registration Statement on Form 8-A, including any subsequent amendments or reports filed for the purpose of updating such description.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated herein by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained in this Prospectus or in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference (other than any exhibits thereto). Requests for such documents should be directed to Alexander & Alexander Services Inc. at 10461 Mill Run Circle, Owings Mills, Maryland 21117, Attention: Alice L. Russell, Corporate Secretary.

                                  RISK FACTORS

    Prospective purchasers should consider carefully all information set forth or incorporated in this Prospectus in deciding whether to purchase the Shares, and, in particular, should consider the following:


    REPOSITIONING AND REVENUE GROWTH. The year 1994 marked major and significant changes for the Company as a restructuring process was undertaken by the Company's new senior management and substantially completed. In addition, the Company reduced its financial exposures to various longstanding litigation and other contingencies and sold various non-core businesses. While the Company has made substantial progress during 1994 in stabilizing its operations, rebuilding its balance sheet, and improving its cost structure, the Company must now focus on the implementation of its cost reductions, increasing revenue growth, and improving its market share and services. The Company's restructuring and related initiatives in part reflect management's view that insurance premium pricing will not improve significantly in the foreseeable future and only moderate revenue growth is anticipated in human resource management consulting. Revenue growth will depend increasingly on the development of new products and services and new business generation. While much progress has been made to date, there is no assurance that the Company can achieve its objectives and return the Company to profitability in 1995 and thereafter. In addition, during this transition period the Company's ability to retain and attract qualified employees may be adversely affected. During 1995, the Company will also explore geographical market expansion and further industry specialization as well as consider possible niche and substantial strategic acquisitions. As part of its evaluation of opportunities, the Company engages with interested parties in discussions concerning possible transactions. The Company has evaluated and is evaluating such opportunities and prospects and will continue to do so throughout 1995. The Company cannot predict if any transaction will be consummated, nor the terms or form of consideration required, nor, if consummated, what the financial benefit, if any, will be to the Company. For further information concerning these matters see the "Recent Developments" section of this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") included in Form 10-K/A.



    IMPACT OF PRICING ON THE COMPANY'S MARGINS AND REVENUES. The Company's insurance broking revenues are generally affected by premium rates charged by insurance companies in the property and casualty markets and the overall available market capacity. Since the mid-to-late 1980's, commission and fee growth has been constrained due to soft pricing and excess capacity and the resultant intense competition among insurance carriers and brokers for market share. Lower interest rates have reduced investment income earned on fiduciary funds, but are expected to increase moderately in the U.S. and U.K. Revenue growth from the Company's human resource management consulting operations was impacted by uncertainty over health care reform in the U.S. Many clients postponed or reduced planned employee benefit reviews while waiting to analyze the impact of the potential governmental health care proposals. The Company anticipates moderate revenue growth in 1995 as corporations recognize that any such proposals are not likely to affect their effort to redesign and streamline employee benefit packages. The Company's restructuring and related initiatives in part reflect management's view that insurance premium pricing will not improve significantly in the foreseeable future. Revenue growth will depend increasingly on the development of new products and services and new business generation. For further information see the "Recent Developments" section of this Prospectus and MD&A included in Form 10-K/A.



    LIMITATIONS ON PAYMENT OF DIVIDENDS. Dividends on the Series B Convertible Preferred Stock, $1.00 par value (the "Series B Convertible Preferred Shares"), will reduce the amount of earnings otherwise available for distribution to holders of the Common Stock by approximately $16 million in the first year after issuance, and by approximately $23 million by the fifth year after issuance, assuming dividends on the Series B Convertible Preferred Shares were to be paid in kind over this period. The holders of the Series B Convertible Preferred Shares also have the right to require the Company to repurchase their shares at specified premium prices if a "Special Event" occurs. This right may tend to deter the Company from engaging in a Special Event, which includes, for example, the declaration or payment of dividends aggregating in excess of (x) cumulatively 25% of earnings in 1995 and 1996, and (y) cumulatively 50% of earnings thereafter; the disposition by the Company of assets representing 35% or more of the Company's book value or gross revenues; and certain mergers of the Company or any of its principal subsidiaries with or into any other firm or entity involving more than 20% of the total market value of the Company's equity securities. Other Special Events include the acquisition by a third party, with the consent or approval of the Company, of beneficial ownership of securities representing 35% or more of the Company's total outstanding voting power. In addition, no dividends may be declared or paid on the Company's Common Stock, $1.00 par value ("Common Stock"), unless an equivalent amount per share is declared and paid on the dividend paying shares associated with the Company's Common Stock equivalents. The Board of Directors will continue to take into consideration the Company's financial performance and projections, as well as the provisions of the AIG Agreement pertaining to declaration of dividends on Common Stock. These factors, together with cash flow, operating results, possible changes in near- and long-term corporate strategies resulting from management changes, as well as general market and economic conditions, could affect future decisions of the Board of Directors with respect to the size and timing of dividends and other distributions on the Company's Common Stock, as well as other matters generally affecting the rights of holders of the Common Stock. At December 31, 1994, the current maximum amount of unrestricted funds the Company had available to pay Common Stock dividends under Maryland law equaled approximately $202.5 million. For further information concerning this matter, see MD&A and Note 10 to the Notes to the Financial Statements included in Form 10-K/A.



    CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS. The Company and its subsidiaries are subject to various claims and lawsuits from both private and governmental parties, which includes claims and lawsuits in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance and in rendering consulting services. In some of these cases, the remedies that may be sought or damages claimed are substantial. Additionally, the Company and its subsidiaries are subject to the risk of losses resulting from the potential uncollectibility of insurance and reinsurance balances, claims advances made on behalf of clients, exceeding policy limits, and indemnifications connected with the sales of certain businesses. The Company's contingent liabilities involve significant amounts. While it is not possible to predict with certainty the outcome of such contingent liabilities, the applicability of coverage for such matters under the Company's professional indemnity insurance program or the financial impact of such contingent liabilities on the Company, management presently believes that such impact will not be material to the Company's financial condition. However, it is possible that future developments with respect to these matters could have a material effect on future interim or annual results of operations. For further information concerning these matters, see the "Recent Developments" section of this Prospectus and Notes 6 and 14 to the Notes to Financial Statements included in Form 10-K/A.



    SHAND CONTINGENCIES. In January and March 1995, the Company negotiated the settlement of certain indemnification obligations relating to the 1987 sale of Shand Morahan & Company, Inc. ("Shand"), the Company's U.S. underwriting subsidiary. The March 1995 settlement is subject to court approval of which no guarantee can be given. Notwithstanding the January 1995 settlement and the March 1995 settlement, if approved, the limitation of certain contract obligations and the restructuring of the parties' relationship, some of the Company's indemnification provisions under the 1987 agreement are still in effect. As a result, there remains the possibility of substantial exposure under the indemnification provisions of the 1987 agreement. For further information concerning this matter, see Note 14 to Notes to Financial Statements included in Form 10-K/A.


    DISCONTINUED OPERATIONS. Claims relating to the Company's discontinued operations are expected to develop and be settled over the next twenty to thirty years. Liabilities stemming from these claims cannot be estimated using conventional actuarial reserving techniques because the available historical experience is not adequate to support the use of such techniques and because case law, as well as scientific standards for measuring the adequacy of site cleanup (both of which have had, and will continue to have, a significant bearing on the ultimate extent of the liabilities) is still evolving. The Company has certain protection against adverse developments of the insurance liabilities through two finite risk contracts issued by a reinsurance company. These liabilities represent the Company's best estimates of the probable liabilities based on independent actuarial estimates. The Company believes that, based on current estimates, the established total net liabilities of discontinued operations are sufficient to cover its exposures. However, there is no assurance that further adverse development may not occur due to variables inherent in the estimation processes and other matters described above. For further information concerning this matter, see MD&A and Note 6 to the Notes to Financial Statements included in Form 10-K/A, and the "Recent Developments" section included in this Prospectus.



    FOREIGN CURRENCY TRANSLATION, DERIVATIVE PRODUCTS AND OTHER RISKS. Changes in foreign currency exchange rates and interest rates could significantly impact the Company's interim and annual net consolidated operating income. To reduce the risk of currency exchange fluctuations, the Company utilizes derivative products. The Company enters into foreign exchange contracts primarily to cover exposures that arise at its London-based specialty and reinsurance broking operations. These exposures arise because a significant portion of the revenues of these operations are denominated in U.S. dollars, while their expenses are primarily denominated in U.K. pounds sterling. To hedge this exposure, the Company generally sells U.S. dollars and purchases U.K. pounds sterling. The Company also utilizes foreign exchange options to supplement this activity. The Company has also entered into interest rate swaps and forward rate agreements as a means to limit the earnings volatility associated with changes in short-term interest rates on its existing and anticipated fiduciary investments with maturities of three months or less. These instruments are contractual agreements between the Company and financial institutions which exchange fixed and floating interest rate payments periodically over the life of the agreements without exchanges of the underlying principal amounts. In addition to interest rate swaps and forward rate agreements as part of its interest rate management program, the Company utilizes various types of interest rate options, including caps, collars, floors and interest rate guarantees. The Company does not anticipate any material restrictions regarding the expatriation of funds from foreign countries. As to fluctuations in interest rates, a 1 percent change in interest rates will increase or decrease the Company's investment income by approximately $10 million. For further information concerning this matter, see MD&A and Note 12 to Notes to Financial Statements included in Form 10-K/A.



    NOTICE OF PROPOSED 1991 TAX ADJUSTMENTS. In 1994, the Company received a Notice of Proposed Adjustment from the IRS proposing an increase in taxable income for the 1991 year which, if sustained, would result in an additional tax liability estimated by the Company at $50 million. This proposed adjustment relates to intercompany transactions involving the stock of a U.K. subsidiary. The Company disagrees with the IRS position on this issue. Although the ultimate outcome of the matter cannot be predicted with certainty, the Company and its independent tax counsel, Steptoe & Johnson, believe there are meritorious defenses to the proposed adjustment and substantial arguments to sustain the Company's position and that the Company should prevail in the event this issue is litigated. (Steptoe & Johnson's belief is based upon the Internal Revenue Code, Treasury regulations, administrative rulings and other applicable authorities as in effect on October 5, 1994, and is subject to the accuracy of facts represented to Steptoe & Johnson concerning the 1991 transaction.) A similar set of transactions occurred in 1993 for which the IRS could propose an increase in taxable income which would result in an additional tax liability estimated by the Company at $25 million. The Company's 1993 tax return is not currently under examination. The Company believes it should prevail in the event this similar issue is raised by the IRS. Accordingly, no provision for any liability with respect to the 1991 and 1993 transactions has been made in the consolidated financial statements. The Company believes that its current tax reserves are adequate to cover all of its tax liabilities. Under the AIG Agreement (hereinafter described), the Company has agreed to make certain payments to AIG pursuant indemnification, limited to $10 million, to cover tax payments and reserves in excess of recorded tax reserves as of March 31, 1994, including the tax matters described above. For further information concerning these matters, see MD&A and Notes 5 and 14 to the Notes to Financial Statements included in Form 10-K/A.

                              RECENT DEVELOPMENTS

    The year 1994 marked major and significant changes for the Company as a restructuring process was undertaken by the Company's new senior management and substantially completed. In addition, the Company reduced its financial exposures to various longstanding litigation and other contingencies and sold various non-core businesses. These actions included the following:

NEW MANAGEMENT

     - Since mid-June 1994 a new senior management team has been appointed and ten new directors have been elected.

DIVIDEND REDUCTION

     - In June 1994, the quarterly common stock dividend was reduced by 90 percent resulting in an annualized cash savings of over $39 million.

AIG INVESTMENT

     - In July 1994, American International Group, Inc. ("AIG") invested $200 million in the Company and received 4 million shares of non-voting 8% Series B Cumulative Convertible Preferred Shares. The net proceeds of $196 million will be used for general corporate purposes.

     - Under the purchase agreement with AIG (the "AIG Agreement"), the Company agreed to make certain payments to AIG pursuant to an indemnification given with respect to the Company's balance sheet as of March 31,1994. Pursuant to an amendment to the AIG Agreement, dated November 10, 1994, the Company's potential exposures under the indemnification, individually or in the aggregate, was limited to $10 million. Pursuant to a second amendment, dated March 16, 1995, the indemnification was further limited to cover only tax payments and reserves in excess of recorded tax reserves as of March 31, 1994.

EXPENSE REDUCTION AND PROCESS IMPROVEMENT

     - In July 1994, the Company began a major internal review of all of its worldwide operations to identify opportunities to reduce costs and enhance client service.

     - The 1995 savings from these reviews are estimated at approximately $100 million before normal inflationary increases. A portion of the savings will be reinvested into new technology, product development and other areas associated with service enhancements as well as revenue generation.

     - The Company has also undertaken a long-term reengineering process of its U.S. risk management and insurance services operations to standardize and automate work processes and increase productivity.

RESTRUCTURING AND OTHER CHARGES

     - In the fourth quarter of 1994, management committed to a formal plan of restructuring and in February 1995, announced a $69 million fourth quarter 1994 restructuring charge, including $25.2 million to consolidate real estate space requirements at 48 offices worldwide and $43.8 million for early retirement programs and worldwide workforce reductions of approximately 1,100 positions. In addition, a $24.9 million provision was made to settle certain litigation matters and strengthen reserves related to the Company's professional indemnity programs.

NEW CREDIT AGREEMENT

     - On March 27, 1995, the Company's existing credit agreement was cancelled and replaced by a new $200 million three-year facility with various banks which expires in March 1998. The new agreement provides for unsecured borrowings and contains various covenants, including minimum consolidated tangible capital funds, minimum consolidated tangible net worth, maximum leverage and minimum cash flow coverage requirements. In addition, the occurrence of a "Special Event" under the AIG Agreement which is not waived would constitute an event of default under the new agreement.

CONTINGENCY MATTERS

  Shand and Mutual Fire Contingencies

     - In January 1995, the Company negotiated the settlement of certain indemnification obligations relating to the 1987 sale of Shand. The settlement resulted in a fourth quarter 1994 pre-tax charge of $32.5 million. Under terms of the settlement, the Company will pay $14 million in cash, issue a five-year interest bearing note in the principal amount of $14 million and expects to pay a contingent obligation of $4.5 million.

     - On March 27, 1995, the Company, Shand and the rehabilitator of Mutual Fire, Marine and Inland Insurance Company ("Mutual Fire") entered into a settlement agreement, which if approved by the courts, would terminate the rehabilitator's litigation and release the Company and Shand from any further claims by the rehabilitator. As a result, in the fourth quarter of 1994, the Company increased its previously established reserves of $10 million based on the estimated settlement amount, and recorded a pre-tax charge of $37.2 million.

  Discontinued Operations


     - In July 1994, the Company entered into an insurance-based financing contract (finite risk contract) with Centre Reinsurance (Bermuda) Limited, a reinsurance company, that affords protection for certain long-tailed exposures included in the Company's discontinued operations. The contract provided for a payment of $80 million by the Company ($50 million of which was subsequently borrowed from the reinsurance company) and for payment by the Company of the first $73 million of claims. The Company recorded a $6 million charge in 1994 representing the amount of the payment that exceeded the recoverable portion of existing reserves.


     - In December 1994, the Company resolved certain indemnity obligations related to the 1987 sale of Sphere Drake Insurance Group ("Sphere Drake"). The Company provided for a $20.9 million loss from discontinued operations in the third quarter of 1994 related to this agreement.

  Other Contingencies

     - In February 1995, the Company settled a 1985 lawsuit by the Pine Top Insurance Company ending litigation seeking compensatory, punitive and other damages of over $87 million. The amount of the settlement was not material and was previously reserved by the Company.

SALES OF NON-CORE BUSINESSES

     - In November 1994, the Company completed the sale of its U.S.-based personal lines business. The total proceeds were $30.2 million and a pre-tax gain of $20.2 million was reflected in the fourth quarter of 1994 results.

     - In January 1995, the Company completed the sale of its minority interest in Noble Grossart Holdings Limited, a privately-held U.K. merchant bank, for proceeds of $7.2 million resulting in a first quarter 1995 pre-tax gain of approximately $0.3 million.

     - In February 1995, the Company completed the sale of Alexsis, Inc., its U.S.-based third-party administrator operation, for cash proceeds of approximately $47.1 million. The transaction will result in an approximate $30 million pre-tax gain in the first quarter of 1995.

    These actions were implemented to lay a foundation for improved, sustainable earnings and to substantially reduce the Company's financial exposure to litigation and other contingencies.

    These actions are more fully discussed in MD&A and Notes to Financial Statements included in this Prospectus.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

    The summary consolidated financial data in the following table for each of the five years in the period ended December 31, 1994 have been derived from the audited consolidated financial statements of the Company. The Company's consolidated balance sheets as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1994 (the "Financial Statements"), and the report of Deloitte & Touche LLP, the Company's independent auditors, thereon, are included in this Prospectus. The following information should be read in conjunction with, and is qualified in its entirety by, the financial statements and other information included in this Prospectus.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE
  AMOUNTS)                                    1994        1993        1992        1991        1990
                                            --------    --------    --------    --------    --------
OPERATING RESULTS:
  Operating Revenues.....................   $1,323.9    $1,341.6    $1,369.5    $1,385.1    $1,361.4
  Operating Income (Loss) (1)............      (82.9)       52.3        85.5        16.4       123.8
  Other Income (Expenses) (2)............      (63.9)      (20.4)       17.4       (22.8)      (20.5)
  Income (Loss) from Continuing
Operations...............................     (107.2)       23.6        57.1        (9.5)       55.9
  Loss from Discontinued Operations......      (28.9)      --         (145.0)      --          --
  Cumulative Effect of Change in
Accounting (3)...........................       (2.6)        3.3       --           (2.2)      --
  Net Income (Loss)......................     (138.7)       26.9       (87.9)      (11.7)       55.9
  Earnings (Loss) Atrributable to
    Common Shareholders..................     (153.8)       20.7       (87.9)      (11.7)       55.9

PER SHARE OF COMMON STOCK:
  Income (Loss) from Continuing
Operations...............................   $  (2.79)   $    .40    $   1.32    $   (.22)   $   1.30
  Loss from Discontinued Operations......       (.66)      --          (3.35)      --          --
  Cumulative Effect of Change in
Accounting...............................       (.06)        .08       --           (.05)      --
                                            --------    --------    --------    --------    --------
  Net Income (Loss)......................   $  (3.51)   $    .48    $  (2.03)   $   (.27)   $   1.30
                                            --------    --------    --------    --------    --------
                                            --------    --------    --------    --------    --------
  Dividends Paid.........................   $   .325    $   1.00    $   1.00    $   1.00    $   1.00
                                            --------    --------    --------    --------    --------
                                            --------    --------    --------    --------    --------
FINANCIAL POSITION:
  Total Assets...........................   $2,945.7    $2,793.8    $2,609.6    $2,737.8    $2,812.9
  Working Capital........................      237.6       186.2       191.7       172.6       173.6
  Long-term Debt.........................      132.7       111.8       125.1       169.9       182.6
  Stockholders' Equity...................      317.5       276.2       185.5       370.1       430.6

OTHER DATA:
  Average Common Shares Outstanding
(millions)...............................       43.8        43.4        43.2        43.1        43.0
  Cash Dividends Paid (4):
    Common Stock.........................   $   14.3    $   41.7    $   40.9    $   40.6    $   40.7
    Series A Preferred...................        8.3         6.2       --          --          --
  Number of Employees (thousands)........       13.3        14.5        14.9        15.8        16.2

- ------------

(1) Includes restructuring charges of $69 million in 1994, $45.5 million in 1991 and $6.5 million in 1990 (see Note 3 of Notes to Financial Statements included in this Prospectus).

(2) Includes special charges primarily related to contingency settlements and other indemnity costs of $69.7 million in 1994, $16.5 million in 1992, $13 million in 1991 and $5.5 million in 1990. Also includes gains on sales of non-core businesses of $20.2 million in 1994, $3.9 million in 1993 and $43.8 million in 1992 (see Note 3 of Notes to Financial Statements included in this Prospectus).

(3) Includes the adoption, effective January 1, 1994, of SFAS No. 112 "Employers' Accounting for Postemployment Benefits"; effective January 1, 1993, of SFAS No. 109 "Accounting for Income Taxes" and effective January 1, 1991, of certain provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" relating to deferred compensation plans (see Notes 5 and 9 of Notes to Financial Statements included in this Prospectus).

(4) Dividends on the Series B Cumulative Convertible Preferred Shares are payable in kind (additional Series B preferred shares) until December 15, 1996 and thereafter, at the Board of Directors election, until December 15, 1999.

FISCAL 1994

    The Company reported a net loss of $138.7 million or $3.51 per share for 1994. Included in the results were after-tax charges for restructuring, contingency settlements and other reserves of $106.6 million, or $2.43 per share; an after-tax gain of $12.5 million or $0.28 per share, from the sale of the Company's U.S.-based personal lines insurance broking business, and after-tax charges of $28.9 million or $0.66 per share, relating to certain indemnity obligations and exposures of the Company's discontinued operations.

    At December 31, 1994, the Company's operating cash and cash equivalents totaled $248.7 million, a $97.2 million increase over the 1993 year-end balance. In addition, the Company had $83.3 million of operating funds invested in short and long-term investments at December 31, 1994.

    As part of the 1994 review of the Company's overall operating strategy, the compensation program for the key employees of the Company and its subsidiaries (including the Company's executive officers) was redesigned. In addition, to further align the interests of management with those of stockholders, new equity based programs are being submitted to stockholders for approval at the Company's Annual Meeting of Stockholders in May 1995. If approved by stockholders at the annual meeting, up to an additional 5,450,000 shares of Common Stock will be reserved for issuance under the new programs.

OUTLOOK

    While the Company has made substantial progress during 1994 in stabilizing its operations, rebuilding its balance sheet, and improving its cost structure, the Company is now focused on the implementation of its cost reductions, increasing revenue growth and improving its market share and services. The Company's restructuring and related initiatives in part reflect management's view that insurance premium pricing will not improve significantly in the foreseeable future. The Company's insurance broking revenues are generally affected by premium rates charged by insurance companies in the property and casualty markets and the overall available market capacity. Since the mid-to-late 1980s, commission and fee growth has been constrained due to soft pricing and excess capacity and the resultant intense competition among insurance carriers and brokers for market share.

    Revenue growth from the Company's human resource management consulting operations was impacted by uncertainty over health care reform in the U.S. Many clients postponed or reduced planned employee benefit reviews while waiting to analyze the impact of the potential governmental health care proposals. The Company anticipates moderate revenue growth in human resource management consulting during 1995 as corporations recognize that any such proposals are not likely to affect their efforts to redesign and streamline employee benefit packages. Revenue growth will depend increasingly on the development of new products and services and new business generation.

    During 1995, the Company will also explore geographical market expansion and further industry specialization as well as consider possible niche and substantial strategic acquisitions. As part of its evaluation of opportunities, the Company engages in discussions with interested parties concerning possible transactions. The Company has evaluated and is evaluating such opportunities and prospects and will continue to do so throughout 1995. The Company cannot predict if any transaction will be consummated, nor the terms or form of consideration that may be required.

    Overall comparable operating expenses are expected to decline in 1995 resulting from the expense reduction initiatives. As discussed above, the Company has estimated that over $100 million of expense savings will be realized from these efforts; however, approximately one-half of such savings will be offset by investments in new technology, products and personnel to support revenue growth as well as normal inflationary increases.

    Included in the Company's first quarter 1995 results will be a $30 million pre-tax gain from the sale of Alexsis Inc., the Company's U.S.-based third party administrator and a $0.3 million pre-tax gain from the sale of the Company's interest in Noble Grossart Limited, a privately held U.K. merchant bank.

                                  THE COMPANY

GENERAL

    Alexander & Alexander Services Inc. (the "Company"), is a holding company which, through its subsidiaries, provides risk management, insurance brokerage and human resource management consulting services on a global basis. It is one of the few organizations capable of providing such services to clients with multinational operations. The Company operates from offices located in more than 80 countries and territories through wholly owned subsidiaries, affiliates and other servicing capabilities. The Company's extensive international operations represent 48 percent, 46 percent and 47 percent of the Company's consolidated operating revenues for the years ended December 31, 1994, 1993 and 1992, respectively. The Company's clients are primarily commercial enterprises, including a broad range of industrial, transportation, service, financial and other businesses. Clients also include government and governmental agencies, not-for-profit organizations and individuals. The Company was incorporated under the laws of the State of Maryland in 1973. Through predecessor entities, it has been in business since 1899.

    During 1994, the Board of Directors effected significant changes in the Company's management. The board's goal was to address the Company's financial underperformance and to reposition the Company to deal with a changing business environment. In the last half of 1994, new management conducted a thorough worldwide review of the Company's operations, expense structure and business strategy. As a result of this review, new management restructured, to varying degrees, each of the Company's core businesses while also addressing longstanding litigation and other contingencies. In addition, the Company identified approximately $120 million in annualized expense savings, a substantial portion of which will be reinvested in technology, employment training and product development.

    In the fourth quarter of 1994, management of the Company committed to a formal plan of restructuring. This plan included the consolidation of real estate space requirements at 48 offices worldwide and early retirement programs and workforce reductions involving approximately 1,100 positions. In addition to the charge for restructuring, the Company recorded during the third and fourth quarters certain special charges relating to the settlement of longstanding contingencies and certain increases to the Company's pre-existing reserves.

INDUSTRY SEGMENTS

    Insurance Services. The Company's principal industry segment is insurance services. For the years ended December 31, 1994, 1993 and 1992, total revenues contributed by the Company's insurance services segment accounted for 84 percent, 84 percent and 82 percent, respectively, of its consolidated operating revenues. The Company's operations in this segment include risk management and insurance services, specialist and reinsurance broking. The Company's extensive services permit it to handle diverse lines of coverage. Risk Management and Insurance Services.The Company's Risk Management and Insurance Services operations (also known as "retail broking") develop risk management programs and places coverage on behalf of its clients directly with insurance companies, or indirectly through specialist insurance brokers. During 1994, this operation served approximately 200,000 clients, through 280 offices in 74 countries. For the years ended December 31, 1994, 1993 and 1992, the Company's risk management and insurance services operations accounted for approximately 64 percent, 64 percent and 63 percent, respectively, of the Company's consolidated operating revenues. In 1993, the Company introduced the common trading name of "Alexander & Alexander" throughout its global insurance services network in the United States, the United Kingdom, Canada and Japan and in most of its markets in continental Europe, Asia-Pacific and the Middle East. The Company's risk analysis and management capabilities include a broad range of services such as risk surveys and analyses, loss control and cost studies, formulation of safety procedures and insurance programs. Complementing these services, the Company offers financial and actuarial risk information, strategic risk management consulting and administration of captive insurance companies and of runoff insurance and reinsurance companies and intermediaries. Specialist and Reinsurance Broking. Effective January 1, 1995, the

Company's specialist broking (also referred to as "wholesale broking") and reinsurance broking operations were combined under the operating name Alexander Howden Group Ltd., headquartered in London. This operation has 46 offices located in 21 countries. For the years ended December 31, 1994, 1993 and 1992, the Company's combined specialist and reinsurance broking operations accounted for approximately 20 percent, 20 percent and 19 percent, respectively, of the Company's consolidated operating revenues. As a specialist broker, the Company acts as an intermediary between the retail broker and insurance companies and Lloyd's of London syndicates. The Company's worldwide specialist operations place large and complex risks that require access to the London and world markets, offer excess, surplus and specialty lines placements, specialist insurance broking and facultative reinsurance. As a reinsurance broker, the Company places coverage on behalf of its insurance or reinsurance company clients to reinsure all or a portion of the risk underwritten by that insurance or reinsurance company. The Company's worldwide reinsurance brokerage services, arrange reinsurance programs for Lloyd's of London syndicates and other insurance and reinsurance companies worldwide.

    The Company is compensated for its broking services by commissions, usually as a percentage of insurance premiums paid by the client, or by negotiated fees. The Company may also receive contingent commissions which are based on the volume and/or profitability of business placed with an insurance company over a given period of time. The Company is generally compensated on a fee basis when providing consulting and advisory services with respect to its clients' risk and underwriting management programs. Premiums received from insureds but not yet remitted to the carriers and claims payments received from carriers but not yet remitted to the insureds are held as cash or investments in a fiduciary capacity.

    Human Resource Management Consulting. The Company offers global human resource management consulting services and benefits broking through the Alexander Consulting Group Inc. ("ACG"). For the years ended December 31, 1994, 1993 and 1992, total revenues contributed by the Company's human resource management consulting services segment accounted for 16 percent, 16 percent and 18 percent, respectively, of the Company's consolidated operating revenues. ACG provides integrated advisory and support services in human resource management, including retirement planning, health care management, organizational effectiveness, compensation, human resource-related communications, and information technologies. ACG also offers brokerage services for group health and welfare, special risk, and executive planning insurance coverages. During 1994, this operation served over 20,000 clients, through 85 offices in 18 countries.

    The Company is compensated for human resource management consulting services on a fee basis, except in instances where it receives commissions from insurance companies for the placement of individual and group insurance contracts.

    Financial Information about Industry Segments. For financial information related to the Company's industry segments and geographical concentrations for each of the three years in the period ended December 31, 1994, see MD&A and Note 15 of the Notes to Financial Statements included in this Prospectus.

DISCONTINUED OPERATIONS

    In 1985, the Company discontinued its insurance underwriting operations. In 1987, the Company sold Sphere Drake Insurance Group (Sphere Drake). The Sphere Drake sales agreement provides indemnities by the Company to the purchaser for various potential liabilities including provisions covering future losses on certain insurance pooling arrangements from 1953 to 1967 between Sphere Drake and Orion Insurance Company (Orion), a U.K.-based insurance company, and future losses pursuant to a stop-loss reinsurance contract between Sphere Drake and Lloyd's Syndicate 701. In addition, the sales agreement requires the Company to assume any losses in respect of actions or omissions by Swann & Everett Underwriting Agency (Swann & Everett), an underwriting management company previously managed by a subsidiary of the Company. In addition, the Company is currently running off its insurance underwriting subsidiaries located in Atlanta and Bermuda.

    For further information concerning discontinued operations see MD&A and Note 6 of Notes to Financial Statements included in this Prospectus.

COMPETITION AND CUSTOMERS

    Insurance broking and human resource management consulting are highly competitive industries. The Company competes with other worldwide and national companies, as well as regional and local firms. The principal methods of competition in these businesses involve the nature, quality and cost of the services the broker or consultant provides. As a service provider, the Company also encounters competition with respect to attracting and retaining qualified employees. In addition, insurance and reinsurance underwriters compete with the Company by marketing and servicing their insurance products without the assistance of insurance brokers. Also, certain insureds and groups of insureds have initiated programs of self-insurance, thereby reducing or eliminating the need for insurance brokers.

EMPLOYEES

    At December 31, 1994, the Company had approximately 13,300 employees. As part of the Company's fourth quarter 1994 restructuring plan, the Company implemented workforce reductions and early retirement programs involving approximately 1,100 positions, of which 650 were in the U.S. The workforce reduction involved the elimination of 898 positions worldwide and early retirement was accepted by 208 employees. A net reduction of an additional 380 positions took place during the first nine months of 1994. In addition, the February 1995 sale of Alexsis, Inc. will eliminate approximately 1,300 positions.

    A small number of employees in foreign countries are represented by labor unions. In addition, support personnel in Australia are represented by an industrywide union. The Company considers relations with its employees to be satisfactory.

REGULATIONS AND LICENSING

    The activities of the Company related to insurance broking and human resource management consulting services are subject to licensing requirements and extensive regulation under the laws of the United States and each of its various states, territories and possessions, as well as the laws of numerous other countries in which the Company's subsidiaries conduct business. These laws and regulations vary by jurisdiction. The appropriate regulatory authorities generally have wide discretionary authority in adopting, amending and implementing such regulations. In addition, certain of the Company's insurance activities are governed by the rules of the Lloyd's of London insurance market and other similar organizations.

    In every state of the United States and most foreign jurisdictions, an insurance broker or agent is required to have a license and such license may be denied or revoked by the appropriate governmental agency for various reasons, including the violation of its regulations and the conviction of crimes. In a few jurisdictions, licenses are issued only to individual residents or locally owned business entities. In certain of those jurisdictions, if the Company itself has no subsidiary that is so licensed, the Company may from time to time make arrangements with residents or business entities licensed to act on its behalf in the jurisdiction.

    The legality of the Company's operations depends on the continuing retention and validity of the licenses under which it operates and on compliance with a diverse and complex regulatory structure. The Company's licenses may not be readily transferable in many jurisdictions. The Company expends significant amounts of time and money to maintain its licenses and to ensure compliance with applicable laws and regulations.

    Because of its multistate and international operations, in some instances the Company follows practices which are based upon its interpretation of laws or regulations or upon the interpretation generally followed by the industry. However, such interpretations may be in conflict with those of regulatory authorities. Therefore, the possibility exists that the Company may be precluded or temporarily suspended from continuing its business or otherwise penalized in a given jurisdiction.

PROPERTIES

    Substantially all of the Company's worldwide facilities are leased. No difficulty is anticipated in negotiating renewals as leases expire or in finding other satisfactory space if the premises become unavailable.

    As part of the fourth quarter restructuring plan, the Company consolidated real estate requirements at 48 offices worldwide. The real estate activities represented the closure, abandonment and downsizing of office space globally, including 34 locations in the U.S.

    For further information concerning the Company's obligations under capital leases and noncancelable operating leases see Notes 8 and 13 of Notes to Financial Statements included in this Prospectus.

             ACQUISITION OF CLAY & PARTNERS AND RELATED AGREEMENTS

    The Selling Stockholders acquired 2,274,410 shares of the Common Stock, $1.00 par value per share (the "Consideration Shares") of the Company in connection with the Company's November 30, 1993 acquisition from each of the Selling Stockholders of his or her respective interests in the assets and business of Clay & Partners, a U.K. partnership ("Clay"). At the time of the acquisition, Clay was the third largest U.K. partnership of consulting actuaries and pension fund administrators, providing employee benefits and related consulting services to corporate clients, primarily in the United Kingdom. Through the acquisition of Clay, the Company plans to expand the European operations of ACG, its human resource management consulting subsidiary.

    The Consideration Shares were the total consideration paid for the purchase of Clay. For the purpose of the transaction, the Consideration Shares were given a value of $20.00 per share, valued at an exchange rate expressed in dollars per B.P.1.00 of $1.479.

    The acquisition was effected pursuant to a Sale and Purchase Agreement (the "Purchase Agreement"), dated as of November 30, 1993, among the Company and the Selling Stockholders. Pursuant to the Purchase Agreement, the parties entered into certain other agreements, including a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 30, 1993, among the Company and the Selling Stockholders. The sale and purchase of Clay and the issuance of the Consideration Shares were consummated on November 30, 1993.

    The Shares offered hereunder represent that portion of the Consideration Shares the Selling Stockholders have elected to sell at the present time pursuant to this registration.

    The following description of the Purchase Agreement and the Registration Rights Agreement are summaries of certain of the material terms contained therein and are qualified in their entirety by reference to the full text of such agreements which have been filed as Exhibits to the Registration Statement of which the Prospectus is a part.

PURCHASE AGREEMENT

    Pursuant to the Purchase Agreement, on the Transfer Date, the Company issued to each of the Selling Stockholders that portion of the Consideration Shares allocable to each of the respective Selling Stockholder's interest in Clay.

REGISTRATION RIGHTS AGREEMENT

    Under the Registration Rights Agreement, the Company has agreed to register the Consideration Shares under the Securities Act and to use its best efforts to register the Consideration Shares on Form S-3 pursuant to Rule 415 under the Securities Act and to maintain the effectiveness of such registration for 90 days (subject to extension, in the event the Company exercises its rights to prevent sales of the Shares during a transaction blackout or information blackout, as such terms are described below). Notwithstanding the foregoing, the Company has agreed to maintain the effectiveness of such registration statement for 120 days (subject to extension, in the event the Company exercises its rights to prevent sales of the Shares during a transaction blackout or information blackout, as such terms are described below). Consideration Shares so registered may be sold in "block" sales to institutional investors or through broker-dealers in privately negotiated transactions with institutional or corporate investors, through customary brokerage channels or in an underwritten public offering.

    The Registration Rights Agreement contains additional agreements among the parties, including, among other things, agreements relating to indemnification and contribution and the Company's agreement to comply with applicable rules in order to permit resales of the Consideration Shares without registration pursuant to Rule 144 under the Securities Act. The parties have agreed that except for the fees and expenses of counsel and other advisors to the Selling Stockholders, underwriters' fees and expenses, underwriting discounts and commissions and transfer taxes in respect of the Consideration Shares registered, which will be borne by the Selling Stockholders, the Company will pay all other expenses of the registration.

    The Selling Stockholders have agreed not to sell any of the Shares after receipt of notice from the Company that, in its reasonable judgment, it would not be in the best interests of the Company and its stockholders generally for such Shares to be sold (for customary reasons, including but not limited to, such matters as the Company being engaged in active negotiations or planning for a merger or acquisition or disposition transaction or a private or public offering of debt securities or having recently completed such an offering) (a "transaction blackout") or that it is in possession of material non-public information that, in the reasonable opinion of the Company's counsel, would expose the Company to securities laws liabilities if Shares continued to be sold (an "information blackout"). Any information blackout will expire on the date which is two business days after the information is disclosed. Any transaction blackout will expire on the date which is two business days after the date the transaction is abandoned, publicly disclosed or completed (whichever occurs first). The Company has agreed that, if there is any blackout, it will maintain the effectiveness of the Registration Statement of which this Prospectus is a part for an additional period equal to the greater of 15 days and the duration of such blackout.

COMPENSATORY ARRANGEMENT AND COMPANY LOANS TO CERTAIN SELLING STOCKHOLDERS


    In January 1995, in recognition that there had been delays in the declaration of the effectiveness of this Registration Statement the Company offered a compensatory arrangement to the Selling Stockholders (the "Compensatory Arrangement"). Under the Compensatory Arrangement, the Company agreed to advance monies (the "Loan" or "Loans") to each of the Selling Stockholders in up to an amount equal to the market value of Shares being offered by such Selling Stockholder in this Offering (the "Loan Program"). The Loans were secured by a pledge of shares of the Company's Common Stock registered to such Selling Stockholder having a market value equal to the amount of the Loan requested. As to Shares so pledged, each such Selling Stockholder will have the right to vote and receive dividends on such Shares. Under the terms of the Loans, which are non-interest bearing, the entire amount of the unpaid principal balance and any other payments due thereunder are due and payable on the earlier of November 30, 1995 or the day following a fifteen day period of continuous effectiveness of this Registration Statement. However, should this Registration Statement fail to have been continuously effective for a fourteen day period commencing on or prior to April 5, 1995 (the "First Period"), the Company has agreed to forgive $22,981 of the principal amount of each of the Loans. In addition, should this Registration Statement fail to have been continuously effective for a fourteen day period commencing on or prior to June 30, 1995 (the "Second Period"), an additional $22,981 of the principal amount of each of the Loans will be forgiven.


    Under the Compensatory Arrangement, in the event a Selling Stockholder elected not to participate in the Loan Program, the Company has agreed to pay such Selling Stockholder $22,981 should this Registration Statement fail to be continuously effective during the First Period and an additional $22,981 should this Registration Statement fail to have been continuously effective during the Second Period (the "Compensatory Awards").

    Should this Registration Statement fail to have been effective during the First Period, the aggregate cost of the loan forgiveness and the Compensatory Award would amount to $459,620, and such costs for the Second Period would amount to $459,620.

    In addition, under the Compensatory Arrangement the Company agreed to reimburse the Selling Stockholders, as a group, $50,000 for legal fees incurred to date in connection with the registration of the Shares. The Company also agreed that if the Registration Statement was not effective on or before June 30, 1995 that the Company will consider additional reimbursement of legal fees.

    The following table identifies each of the Selling Stockholders participating in the Loan Program and indicates the amount of each selling stockholder's indebtedness:

    NAME                                                                 AMOUNT OF INDEBTEDNESS(1)
- ----------------------------------------------------------------------   -------------------------
Nigel R. Bankhead.....................................................           $ 229,809
Geoffrey Booth........................................................             212,956
Lynne Davis...........................................................             153,206
Jeremy D. Fisher......................................................             229,809
Alan S. Fishman.......................................................             229,809
Helen James...........................................................             205,989
Peter L. Lockyer......................................................             229,809
Stephen M. Riley......................................................             229,809
Richard C.W. Strattan.................................................             229,809
Nigel Taylor..........................................................             229,809
Robert S. Thomson.....................................................             229,809
Stephen F. Yeo........................................................             229,809

- ------------

(1) Amounts have been restated in U.S. dollars based on the average exchange rate expressed in dollars per B.P.1.00 of 1.53.

                              SELLING STOCKHOLDERS

    The following table identifies each of the Selling Stockholders and indicates (i) the nature of any position, office or other material relationship that each such Selling Stockholder has had within the past three years with the Company (or any of its predecessors or affiliates) and (ii) the number of shares of Common Stock owned by each such Selling Stockholder prior to the offering, the number of shares to be offered for the account of such Selling Stockholder and the number of shares and percentage of outstanding shares to be owned by such Selling Stockholder after completion of the offering.

    The Purchase Agreement contemplated that Clay would be integrated with the Company's human resource consulting division in the United Kingdom. The combined operation was named Alexander Clay & Partners Consulting ("AC&P"). Each of the Selling Stockholders (other than Simon Stoye) was offered employment with AC&P and those who were offered employment have accepted such employment.

                                                                                          SHARES AND
                                                                 SHARES       SHARES     PERCENTAGE**
                                                                 OWNED       OFFERED       OF CLASS
                               POSITION WITH OR RELATIONSHIP   BEFORE THE     IN THE      OWNED AFTER
NAME                                  TO THE COMPANY            OFFERING     OFFERING    THE OFFERING
- ----------------------------   -----------------------------   ----------    --------    -------------
Ian S. Aitken...............   Principal Consultant--AC&P         87,337       30,000        57,337
Nigel R. Bankhead...........   Principal Consultant--AC&P         64,844       21,000        43,844
Geoffrey Booth*.............   Principal Consultant--AC&P        109,195            0       109,195
Jonathan R.P. Checkley......   Principal Consultant--AC&P        136,487            0       136,487
Lynne Davis.................   Principal Consultant--AC&P         87,337       69,337        18,000
Maurice Dyson...............   Director of Pension               136,487       86,487        50,000
                                 Administration/Principal
                                 Consultant--AC&P
Jeremy D. Fisher............   Principal Consultant--AC&P        109,195       98,275        10,920
Alan S. Fishman.............   Deputy Chairman--AC&P             187,525       87,525       100,000
Stephen L. Gooch............   Principal Consultant--AC&P        170,626      125,000        45,626
Helen James.................   Director of Professional and      109,195       98,275        10,920
                                 Technical
                                 Services/Principal
                                 Consultant--AC&P
Peter R. Lockyer............   Director of Investment             87,337       42,337        45,000
                                 Services/Principal
                                 Consultant--AC&P
Stephen M. Riley............   Business Develoment               109,195       50,000        59,195
                                 Director--AC&P
Thomas M. Ross..............   Executive Director--AC&P          170,626       80,000        90,626
John E. Shepley.............   Principal Consultant--AC&P        136,487      100,000        36,487
Simon C. Stoye..............   None                               87,337       35,000        52,337
Richard C.W. Strattan.......   Principal Consultant--AC&P        136,487       65,000        71,487
Nigel Taylor................   Principal Consultant--AC&P         64,844       34,800        30,044
Robert S. Thomson...........   Principal Consultant--AC&P         87,337       43,669        43,668
John P. Woodhouse...........   Principal Consultant--AC&P         87,337       40,000        47,337
Stephen F. Yeo..............   Principal Consultant--AC&P        109,195       30,195        79,000

- ------------

 * Mr. Booth transferred all his Consideration Shares to his spouse after February 25, 1994.

** No Selling Stockholder acquired or, following the sale of his or her Shares, will own more than 0.50% of the outstanding shares of the Company's Common Stock.

    The Selling Stockholders have filed a Statement on Schedule 13D pursuant to Regulation 13D under the Exchange Act with respect to their acquisition of the Consideration Shares. According to such Statement, the Selling Stockholders made such filing because there may be deemed to have been the formation of a "group" (as contemplated by Rule 13d-5(b) under the Exchange Act) consisting of the Selling Stockholders. However, each Selling Stockholder expressly declared that such Statement may not be construed as an admission that any such "group" has been formed or that such Selling Stockholder is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Consideration Shares owned by other Selling Stockholders.

    The Consideration Shares represent approximately 5.1% of the shares of the Company's Common Stock outstanding as of March 17, 1995. Following the Offering, assuming all of the Shares are sold, the Consideration Shares held in the aggregate by the Selling Stockholders (or in the case of Mr. Booth, his spouse) will represent approximately 2.6% of the shares of the Company's Common Stock outstanding as of March 17, 1995.

                              PLAN OF DISTRIBUTION


    The Company has been advised by the Selling Stockholders that they intend to sell either directly or through broker-dealers, acting either as principal or as agent, or underwriters, all or a portion of the Shares from time to time in one or more transactions on the New York Stock Exchange ("NYSE"), The International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (the "London Stock Exchange"), in block transactions, in privately negotiated transactions or through customary brokerage channels, in a public offering or in a combination of any such methods of sale, at prices and at terms prevailing at the time of sale or at prices related to the then current market price, or at negotiated prices. The Selling Stockholders may effect transactions by selling the Shares to or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the Selling Stockholders. Such broker-dealers, as agent or principal, may sell or resell the Shares on the Exchanges at market prices prevailing at the time of such sales or otherwise. The Company's Common Stock is listed on the NYSE (symbol: AAL) and the London Stock Exchange (symbol: ALXA). On April 4, 1995, the last reported sale price of the Company's Common Stock on the NYSE was $23.625. Pursuant to the Registration Rights Agreement, the shares registered pursuant to a Registration Statement may be sold by the Selling Stockholders in the manner selected by the Selling Stockholders in their sole discretion.


    The aggregate proceeds to the Selling Stockholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. Any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the Shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act.

    Sales to institutional investors in privately negotiated transactions may be at market prices prevailing at the time of sales, at prices related to such prevailing prices or at negotiated prices. Institutional investors who may acquire Shares from the Selling Stockholders, or, if applicable, a broker-dealer or underwriter acting for the Selling Stockholders, include commercial and savings banks, pension funds, investment companies, educational and charitable institutions and other institutional investors.

    If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a Prospectus Supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Shares specified in such Prospectus Supplement if any are purchased.

    The Registration Rights Agreement provides that, in certain circumstances, the Company will indemnify the Selling Stockholders and certain other persons, including any person who participates as an underwriter (and its controlling persons) in the offering or sale of the Shares against certain liabilities, including civil liabilities under the Securities Act. In addition, the Registration Rights Agreement provides that to the extent such indemnification is not available in such circumstances, the

Company will under certain circumstances, contribute to payments any such Selling Stockholder, underwriter or other person may be required to make in respect of such liabilities.

    See "Acquisition of Clay & Partners and Related Agreements-Registration Rights Agreement" for a further description of certain terms of the Registration Rights Agreement.

    The Selling Stockholders (other than Messrs. Booth and Checkley) have engaged CS First Boston Corporation ("CS First Boston") to provide advice concerning the appropriate method of selling the Shares. In that regard, CS First Boston has indicated that it may, on terms and conditions to be negotiated, further act on behalf of the Selling Stockholders in connection with a placement of the Shares in a block transaction, act as a broker-dealer in selling Shares through customary brokerage channels and/or act as an underwriter in a public offering of the Shares. CS First Boston has in the past provided, and continues to provide, investment banking services to the Company.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. All the proceeds will be received by the Selling Stockholders.

                                 LEGAL MATTERS

    The legality of the Shares is being passed upon by Albert A. Skwiertz, Jr., Esq., Vice President and General Counsel of the Company. Mr. Skwiertz owns no shares directly or indirectly of the Company's Common Stock, but holds options for 28,500 shares of Common Stock. In addition, 1,342 shares of Common Stock are attributed to Mr. Skwiertz's account under the Company's Thrift Plan.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule appearing in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following sets forth the costs and expenses in connection with the distribution of the shares being registered, other than any underwriting discounts and commissions. All of the amounts shown, except the Securities and Exchange Commission registration fees and stock exchange filing fees, are estimates. Except as provided in the Compensatory Arrangement and except for the fees and disbursements of counsel and other advisors to the Selling Stockholders, any underwriters' fees and expenses and underwriting discounts and commissions and transfer taxes in respect of the Shares being sold, which will be borne by the Selling Stockholders, the Company has agreed to pay all other expenses related to this registration.

                                                                          TO BE PAID BY
                                                                           REGISTRANT
                                                                          -------------
SEC registration fee...................................................     $   7,694
NYSE filing fee........................................................         7,960
London Stock Exchange filing fee.......................................         9,995
Blue Sky fees and expenses.............................................         1,000
Accounting fees and expenses of the Company's auditors.................        30,000
Printing expenses......................................................        40,000
Legal fees and expenses of the Company's counsel.......................        25,000
Legal fees of the Selling Shareholders Counsel paid by the Company.....        50,000
Miscellaneous expenses.................................................         2,000
                                                                          -------------
      Total............................................................     $ 173,649
                                                                          -------------
                                                                          -------------

    Any other expenses in connection with the Shares being registered will be borne by the Selling Stockholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 2-418 of the Maryland General Corporation Law establishes provisions whereby a Maryland corporation may indemnify any director or officer, made party to an action or proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such action or proceeding unless it is proved that the director or officer (i) acted in bad faith or with active and deliberate dishonesty, (ii) actually received an improper personal benefit in money, property or services or
(iii) in the case of a criminal proceeding had reasonable cause to believe that his act was unlawful. However, if the proceeding is a derivative suit in favor of the corporation, indemnification may not be made if the individual is adjudged to be liable to the corporation. In no case may indemnification be made until a determination has been reached that the director or officer has met the applicable standard of conduct. Indemnification for reasonable expenses is mandatory if the director or officer has been successful on the merits or otherwise in the defense of any action or proceeding covered by the indemnification statute. The statute also provides for indemnification of directors and officers by court order. The indemnification provided or authorized in the indemnification statute does not preclude a corporation from extending other rights (indemnification or otherwise) to directors and officers.

    The Company's Bylaws provide for indemnification of any person who is serving or has served as a director or officer of the Company, against all liabilities and expenses incurred in connection with any action, suit or proceeding arising out of such service to the full extent permitted under Maryland law.

    The Company currently maintains policies of insurance under which the Company and the directors and officers of the Company are insured, within the limits of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which directors and officers of the Company are parties by reason of being or having been such directors or officers.

EXHIBITS*

    The following exhibits are filed with this Registration Statement:


EXHIBIT
NUMBER                                     EXHIBIT TITLE
- -------  ---------------------------------------------------------------------------------
 **5.1   Opinion of Counsel of Albert A Skwiertz, Jr, Esq., Vice President and General
         Counsel of the Company
  10.1   Purchase Agreement, dated November 30, 1993, among the Company and the Selling
         Stockholders (including certain parts of the Schedule thereto)
  10.2   Registration Rights Agreement, dated November 30, 1993, among the Company and the
         Selling Stockholders
  10.3   Letter Agreement, dated June 28, 1994, between CS First Boston Corporation, the
         Selling Stockholders (other than Messrs. Booth and Checkley) and the Company respecting the offering and sale of the Shares.
**10.4   Form of Compensatory Arrangement and Form of Company Loan to certain Selling
         Stockholders: (i) Form of Offer of Compensatory Arrangement; (ii) Form of
         Memorandum of Deposit and Charge Over Securities; (iii) Form of Loan Request and
         Undertaking; (iv) Form of Loan Request for those Selling Stockholders splitting their stock certificates in respect of shares deposited as security and those shares remaining; and (v) Form of Promissory Note.
**23.1   Independent Auditors' Consent
**23.2   Consent of Albert A. Skwiertz, Jr, Esq., Vice President and General Counsel of
         the Company, included in Exhibit 5.1
**23.3   Consent of Steptoe & Johnson
  24.1   Power of Attorney is included in the Signature Page contained in Part II of the
         Registration Statement, dated August 16, 1994
  24.2   Power of Attorney of Richard P. Sneeder, Jr.


- ------------

 * Except as noted, all exhibits are previously filed.

** Filed herewith.

UNDERTAKINGS

    The undersigned Registrant undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act; (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated in the Registration Statement. (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the Shares being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby further undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby further undertakes that: (1) for the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective. (2) for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of April, 1995.


                                          ALEXANDER & ALEXANDER SERVICES INC.

                                          By:      /s/ FRANK G. ZARB
                                              ..................................

                                                        Frank G. Zarb
                                                Chairman of the Board, Chief
                                                      Executive Officer,
                                                   President and Director


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed on April 5, 1995 by the following persons in the capacities indicated.


                       NAME                                        TITLE
     ----------------------------------------  ---------------------------------------------

             /s/ FRANK G. ZARB                 Chairman of the Board, Chief Executive
     ........................................    Officer, President and Director
                 Frank G. Zarb

            /s/ EDWARD F. KOSNIK               Executive Vice President and Chief Financial
     ........................................    Officer and Director
                Edward F. Kosnik

         /s/ RICHARD P. SNEEDER, JR.           Controller
     ........................................
                Richard P. Sneeder, Jr.
                By Power of Attorney

           /s/ KENNETH BLACK, JR.                                Director
     ........................................
                Kenneth Black, Jr.
                By Power of Attorney

          /s/ JOHN A. BOGARDUS, JR.                              Director
     ........................................
                John A. Bogardus, Jr.
                By Power of Attorney

             /s/ ROBERT E. BONI                                  Director
     ........................................
               Robert E. Boni

                                                                 Director
     ........................................
               W. Peter Cooke

                       NAME                                        TITLE
                       ----                                        -----

                                                                 Director
     ........................................
                  E. Gerald Corrigan

                                                                 Director
     ........................................
                  Joseph L. Dionne

                                                                 Director
     ........................................
                  Gerald R. Ford

             /s/ PETER C. GODSOE                                 Director
     ........................................
                 Peter C. Godsoe
                 By Power of Attorney

          /s/ ANGUS M.M. GROSSART                                Director
     ........................................
                 Angus M.M. Grossart
                 By Power of Attorney

                                                                 Director
     ........................................
                 Maurice H. Hartigan

                                                                 Director
     ........................................
                James Bickford Hurlock

                                                                 Director
     ........................................
                   Ronald A. Iles

           /s/ VINCENT R. MCLEAN                                 Director
     ........................................
                  Vincent R. McLean
                 By Power of Attorney

                                                                 Director
     ........................................
                James D. Robinson III

           /s/ WILLIAM M. WILSON                                 Director
     ........................................
                 William M. Wilson
                By Power of Attorney

                       NAME                                        TITLE
                       ----                                        -----


             /s/ FRANK G. ZARB                             Attorney-in-Fact for
     ........................................              the Signing Officers
                   Frank G. Zarb                              and Directors


             /s/ ROBERT E. BONI                            Attorney-in-Fact for
     ........................................              the Signing Officers
                   Robert E. Boni                             and Directors

                                 EXHIBIT INDEX


EXHIBIT*                                                                              PAGE
NUMBER                                EXHIBIT TITLE                                   NO.
- -------  ------------------------------------------------------------------------   --------
 **5.1   Opinion of Counsel of Albert A Skwiertz, Jr, Esq., Vice President and
         General Counsel of the Company..........................................
  10.1   Purchase Agreement, dated November 30, 1993, among the Company and the
         Selling Stockholders (including certain parts of the Schedule thereto)................................................................
  10.2   Registration Rights Agreement, dated November 30, 1993, among the
         Company and the Selling Stockholders....................................
  10.3   Letter Agreement, dated June 28, 1994, between CS First Boston
         Corporation, the Selling Stockholders (other than Messrs. Booth and
         Checkley) and the Company respecting the offering and sale of the
         Shares..................................................................
  10.4   Form of Compensatory Arrangement and Form of Company Loan to certain
         Selling Stockholders: (i) Form of Offer of Compensatory Arrangement;
         (ii) Form of Memorandum of Deposit and Charge Over Securities; (iii)
         Form of Loan Request and Undertaking; (iv) Form of Loan Request for
         those Selling Stockholders splitting their stock certificates in respect of shares deposited as security and those shares remaining; and (v) Form of Promissory Note......................................................
**23.1   Independent Auditors' Consent...........................................
**23.2   Consent of Albert A. Skwiertz, Jr, Esq., Vice President and General
         Counsel of the Company, included in Exhibit 5.1.........................
**23.3   Consent of Steptoe & Johnson............................................
  24.1   Power of Attorney is included in the Signature Page contained in Part II of the Registration Statement, dated August 16, 1994....................
  24.2   Power of Attorney of Richard P. Sneeder Jr..............................


- ------------

 * Except as noted, all exhibits are previously filed.

** Filed herewith.